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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                               Salient Cybertech Inc.
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                                   (Name of Issuer)


                                    Preferred Stock
- ---------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     none
- ---------------------------------------------------------------------------
                                   (CUSIP Number)

                                   Larry Provost
                                 116 Teatown Road
                                  Croton, NY  10520
                                  914  271-4276
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  February 7, 2000
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note.   Six  copies of this statement,  including  all  exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  2 Pages)


---------------------------------------- --------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                          SCHEDULE 13D

CUSIP No.  none                           Page   2   of    2     Pages
          ------------                         -----     -----
- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Larry Provost
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
- ---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  PURSUANT  TO
ITEM  2(d) or 2(e)                                                / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- ---------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES                 10
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              10
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     50%
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14   TYPE OF REPORTING PERSON

     IN
- ---------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Preferred Stock of the Issuer on February 14, 2000.


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ITEM 1. Security and Issuer.

        This statement relates to the Preferred Stock, no par value ("Preferred Stock") issued by Salient Cybertech,Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1715 Stickney Pt. Rd., Sarasota, FL 34242.

ITEM 2. Identity and Background.

        This statement is filed by Larry Provost, an individual residing at 116 Teatown Road, Croton, NY 10520. Mr. Provost is a former director and officer of the Company and is the President of Production Talent, Inc., a New York corporation.

        The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

As disclosed in the Company's 10QSB for the period ended June 30, 1999, on May 22, 1999 at the Annual Shareholders' Meeting the shareholders approved issuing 10 shares of Preferred Stock to Mr. Provost as part of an anti-takeover amendment to the Company's articles. On September 24, 1999 the Board of Directors approved the issuance of 10 preferred shares to Mr. Provost. As of the date of this filing, Mr. Provost also owns and has sole voting and dispositive power of 71,100 shares of the common stock of the company comprising approximately 1.9% of the common shares outstanding calculated based upon the 3,714,900 shares of Common Stock of the Company issued and outstanding as of February 1, 2000.


ITEM 4, Purpose of Transaction.

        The purpose of the acquisition of the stock is to impede the acquisition of control of the issuer by any person. On May 22, 1999 at the Annual Shareholders' Meeting the shareholders approved an anti-takeover amendment to the articles of incorporation authorizing 20 shares of Preferred Stock convertible into 1500000 shares of Common Stock each.
The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of stock held by him at any time. The Reporting person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (c),
(e), (f), and (h), of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

        As  of  the  date hereof, the Reporting  Person  beneficially  owns
10 shares of the Company's Preferred Stock, comprising 50% of the shares outstanding. The percentage used herein is calculated based upon the 20 shares of Common Stock of the Company stated by the Company as authorized outstanding as of June 30, 1999, as reported in the Company's 10QSB.
The Reporting Person has sole voting and dispositive powers with respect to all the shares of Preferred Stock to which this statement relates. The Reporting Person has not effected any transactions in the shares of the Preferred Stock. As of the date hereof, the Reporting Person also beneficially owns 71,100 shares of the Company's Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        The  following exhibits are incorporated herein by reference.

       Exhibit 13. Quarterly Report for the period ended June 30, 1999 filed on form 10QSB Aug. 13, 1999.

       Exhibit 19. DEF14A proxy statement for the Shareholders' Meting held May 22, 1999 as filed on April 6, 1999.


                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/17/2000


                             /s/ Larry Provost
                             --------------------------------------
                             Larry Provost